                                                              Page 1 of 20 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                               HEXCEL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428290 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert J. Small                                      Joel S. Beckman
Berkshire Partners LLC                               Greenbriar Equity Group LLC
One Boston Place                                     555 Theodore Fremd Avenue
Suite 3300                                           Suite A-201
Boston, Massachusetts 02108                          Rye, NY 10580
(617) 227-0050                                       (914) 925-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP NO. 428290 10 0                                         Page 2 of 20 pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Berkshire Fund V, Limited Partnership
      04-3423237
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               2,632,616
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    2,632,616
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,632,616*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.8%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund V, Limited Partnership ("Fund V") which are issuable upon the conversion of shares of series A

                                                              Page 3 of 20 pages


convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund V. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund V. This percentage would equal 2.9% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

CUSIP NO.  428290 10 0                                        Page 4 of 20 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Berkshire Fund VI, Limited Partnership
      04-3568357
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               2,859,466
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    2,859,466
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,859,466*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund VI, Limited Partnership ("Fund VI") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

                                                              Page 5 of 20 pages


** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund VI. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund VI. This percentage would equal 3.1% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

CUSIP NO.  428290 10 0                                        Page 6 of 20 pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Berkshire Investors LLC
      04-3309729
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               300,083
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    300,083
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,083*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Investors, LLC ("Berkshire Investors") which are issuable upon the conversion of shares of series A

                                                              Page 7 of 20 pages


convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Investors. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire Investors. This percentage would equal 0.3% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

CUSIP NO.  428290 10 0                                        Page 8 of 20 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Berkshire Partners LLC
      04-2911958
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               13,031
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    13,031
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,031
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .02%*
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or

                                                              Page 9 of 20 pages


conversion privileges and which are beneficially owned by any person other than Berkshire Partners LLC ("Berkshire"). Accordingly, such calculation does not include the shares of common stock of Hexcel Corporation (the "Issuer") issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire. This percentage would be 0.01% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

CUSIP NO.  428290 10 0                                       Page 10 of 20 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Greenbriar Equity Fund, L.P.
      13-4089201
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               5,678,920
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    5,678,920
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,678,920*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                                             Page 11 of 20 pages


* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Equity Fund, L.P. ("Greenbriar Fund") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Fund. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Fund. This percentage would equal 6.2% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

CUSIP NO.  428290 10 0                                       Page 12 of 20 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Greenbriar Co-Investment Partners, L.P.
      13-4089202
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               113,246
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    113,246
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      113,246*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                                             Page 13 of 20 pages


* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Co-Investment Partners, L.P. ("Greenbriar Co-Invest") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Co-Invest. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Co-Invest. This percentage would equal 0.1% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

CUSIP NO.  428290 10 0                                       Page 14 of 20 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Greenbriar Equity Group LLC
      13-4089194
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

NUMBER OF               13,031
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    13,031
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,031
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
      EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .02 %*
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                                             Page 15 of 20 pages


* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Equity Group LLC ("Greenbriar"). Accordingly, such calculation does not include the shares of common stock of Hexcel Corporation (the "Issuer") issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar. This percentage would be 0.01% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on August 9, 2005, as disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005 (based on the number of shares outstanding June 24, 2005).

                                                             Page 16 of 20 pages

      Except as set forth below, all previously reported Items are unchanged.

Item 2. IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a)   Name

      This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI") (3), Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire"), (5) Greenbriar Equity Fund, L.P. a Delaware limited partnership ("Greenbriar Fund") (6) Greenbriar Co-Investment Partners, L.P., a Delaware limited partnership ("Greenbriar Co-Invest") and (7) Greenbriar Equity Group LLC, a Delaware limited liability company ("Greenbriar").

      Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert
J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire and Berkshire Investors.

      Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P.("Greenbriar Capital") , which is the general partner of Greenbriar Fund. Greenbriar Holdings is also the general partner of Greenbriar Co-Invest. The managing members of Greenbriar Holdings are Joel S. Beckman, Gerald Greenwald and Reginald L. Jones, III (the "Greenbriar Principals").

      The Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Pursuant to the Coinvestment Agreement (the "Coinvestment Agreement") dated as of November 1, 1999 between Berkshire and Greenbriar, Berkshire and Greenbriar agreed to pursue jointly investment opportunities in the transportation industry. Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result, Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

      Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item  4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

      On August 9, 2005, the Sellers sold an aggregate of 6,401,998 shares of Common Stock of the Issuer in an underwritten public offering of Common Stock of the Issuer (the "Second Registered Offering"). The number of

                                                             Page 17 of 20 pages

shares sold by each Seller is as follows: Fund V - 1,455,000, Fund VI - 1,580,333, Berkshire Investors - 165,666, Greenbriar Fund - 3,138,333, and Greenbriar Co-Invest - 62,666.

      The Issuer effected the Second Registered Offering pursuant to the exercise of a demand registration right by the Sellers on July 8, 2005.

      The Sellers, in the aggregate, converted 19,206 shares of series A convertible preferred stock of the Issuer into the 6,401,998 shares of Common Stock of the Issuer sold in the Second Registered Offering.

Item  5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the closing of the sale of shares of Common Stock sold on August 9, 2005 in connection with the Second Registered Offering, the Reporting Persons may be deemed to beneficially own an aggregate of 11,610,393 shares of Common Stock consisting of (i) 34,753 shares of series A preferred stock that are beneficially owned by the Reporting Persons and that are convertible into 11,584,331 shares of Common Stock; (ii) 13,031 shares subject to currently exercisable options granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan (Mr. Small has an understanding with Berkshire pursuant to which he holds such options for the benefit of Berkshire); and (iii) 13,031 shares subject to currently exercisable options granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan (Mr. Beckman has an understanding with Greenbriar pursuant to which he holds such options for the benefit of Greenbriar).

      The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the closing of the Second Registered Offering represent approximately 15.0% of the outstanding shares of Common Stock, based on 65,771,393 shares of Common Stock outstanding, consistent with the number of shares outstanding upon the closing of the Second Registered Offering disclosed in the Issuer's final prospectus filed with the Commission on August 3, 2005. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons. Accordingly, such calculation does not include shares of series A convertible preferred stock and series B convertible preferred stock which are beneficially owned by any person other than the Reporting Persons. All outstanding shares of series A convertible preferred stock and series B convertible preferred stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of the closing of the Second Registered Offering, the Reporting Persons have the power to vote shares representing approximately 12.7% of the total number of votes that may be cast on any such matter.

       By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

       (b) As of the Second Registered Offering on August 9, 2005, Fund V has sole voting power with respect to 2,632,616 shares of Common Stock and sole dispositive power with respect to 2,632,616 shares of Common Stock. Fund V is the beneficial owner of the 2,632,616 shares of Common Stock over which it has voting and dispositive power.

      As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 2,632,616 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

                                                             Page 18 of 20 pages

      As of the Second Registered Offering on August 9, 2005, Fund VI has sole voting power with respect to 2,859,466 shares of Common Stock and sole dispositive power with respect to 2,859,466 shares of Common Stock. Fund VI is the beneficial owner of the 2,859,466 shares of Common Stock over which it has voting and dispositive power.

      As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 2,859,466 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

      As of the Second Registered Offering on August 9, 2005, Berkshire Investors has sole voting power with respect to 300,083 shares of Common Stock and sole dispositive power with respect to 300,083 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 300,083 shares of Common Stock over which it has voting and dispositive power.

      As of the Second Registered Offering on August 9, 2005, Berkshire may be deemed to beneficially own 13,031 shares subject to currently exercisable options granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan. Mr. Small holds these options for the benefit of Berkshire.

      By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

      As of the Second Registered Offering on August 9, 2005, Greenbriar Fund has sole voting power with respect to 5,678,920 shares of Common Stock and sole dispositive power with respect to 5,678,920 shares of Common Stock. Greenbriar Fund is the direct beneficial owner of the 5,678,920 shares of Common Stock over which it has voting and dispositive power.

      As the ultimate general partner of Greenbriar Fund, Greenbriar Holdings may be deemed to beneficially own 5,678,920 shares of the Common Stock held by Greenbriar Fund. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Fund.

      As of the Second Registered Offering on August 9, 2005, Greenbriar Co-Invest has sole voting power with respect to 113,246 shares of Common Stock and sole dispositive power with respect to 113,246 shares of Common Stock. Greenbriar Co-Invest is the direct beneficial owner of the 113,246 shares of Common Stock over which it has voting and dispositive power.

      As the sole general partner of Greenbriar Co-Invest, Greenbriar Holdings may be deemed to beneficially own 113,246 shares of the Common Stock held by Greenbriar Co-Invest. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Co-Invest.

      As of the Second Registered Offering on August 9, 2005, Greenbriar may be deemed to beneficially own 13,031 shares subject to currently exercisable options granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan. Mr. Beckman holds these options for the benefit of Greenbriar.

                                                             Page 19 of 20 pages

      By virtue of their positions as managing members of Greenbriar Holdings, the Greenbriar Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Greenbriar Fund, Greenbriar Co-Invest or Greenbriar. None of the Greenbriar Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Greenbriar Fund or Greenbriar Co-Invest, and, as a result, each Greenbriar Principal disclaims beneficial ownership of such shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1         Joint Filing Undertaking, dated as of March 28, 2003*

Exhibit 2 Stock Purchase Agreement dated as of December 18, 2002 between the Purchasers and the Issuer*

Exhibit 3 Stockholders Agreement dated as of March 19, 2003 between the Purchaser and the Issuer*

Exhibit 4 Registration Rights Agreement dated as of March 19, 2003 between the Purchasers and the Issuer*

Exhibit 5         Series A Certificate of Designations dated as of March 19,
                  2003*

Exhibit 6         Series B Certificate of Designations dated as of March 19,
                  2003*

Exhibit 7 Coinvestment Agreement dated November 1, 1999 between Berkshire Partners LLC and Greenbriar Equity Group, LLC*

Exhibit 8         Joint Filing Agreement regarding Amendment No. 1 to Schedule
                  13D*

Exhibit 9         Joint Filing Agreement regarding Amendment No. 2 to Schedule
                  13D*

Exhibit 10 Underwriting Agreement dated as of August 3, 2005 (incorporated by reference to Exhibit 99.1 of the Issuer's 8-K filed with the Commission on August 9, 2005)

Exhibit 11        Joint Filing Agreement regarding Amendment No. 3 to Schedule
                  13D


*  previously filed

                                                             Page 20 of 20 pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2005


                                    BERKSHIRE FUND V, LIMITED PARTNERSHIP
                                    By:  Fifth Berkshire Associates LLC, its
                                    General Partner

                                    BERKSHIRE FUND VI, LIMITED PARTNERSHIP
                                    By:  Sixth Berkshire Associates LLC, its
                                    General Partner

                                    BERKSHIRE INVESTORS LLC


                                    BERKSHIRE PARTNERS LLC



                                    By: /s/ Robert J. Small
                                        --------------------------------
                                         Name:     Robert J. Small
                                         Title:    Managing Director





                                    GREENBRIAR EQUITY FUND, L.P.
                                    By: Greenbriar Equity Capital, L.P., its
                                    general partner
                                    By: Greenbriar Holdings LLC, its general
                                    partner

                                    GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
                                    By: Greenbriar Holdings LLC, its general
                                    partner

                                    GREENBRIAR EQUITY GROUP LLC


                                    By:  /s/ Joel S. Beckman
                                         -------------------------------------
                                          Name:     Joel S. Beckman
                                          Title:    Managing Member

                                                                       Exhibit A

      AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 3 SCHEDULE 13D

The undersigned hereby agree as follows:

  (1) Each of them is individually eligible to use Amendment No. 3 the Schedule 13D to which this Exhibit is attached, and such Amendment No. 3 to
      Schedule 13D is filed on behalf of each of them; and

  (2) Each of them is responsible for the timely filing of such Amendment No. 3 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 10, 2005


                                    BERKSHIRE FUND V, LIMITED PARTNERSHIP
                                    By:  Fifth Berkshire Associates LLC, its
                                    General Partner

                                    BERKSHIRE FUND VI, LIMITED PARTNERSHIP
                                    By:  Sixth Berkshire Associates LLC, its
                                    General Partner

                                    BERKSHIRE INVESTORS LLC


                                    BERKSHIRE PARTNERS LLC


                                    By:  /s/Robert J. Small
                                         -------------------------------
                                          Name:     Robert J. Small
                                          Title:    Managing Director

                                    GREENBRIAR EQUITY FUND, L.P.
                                    By: Greenbriar Equity Capital, L.P., its
                                    general partner
                                    By: Greenbriar Holdings LLC, its general
                                    partner

                                    GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
                                    By: Greenbriar Holdings LLC, its general
                                    partner

                                    GREENBRIAR EQUITY GROUP LLC



                                    By:  /s/ Joel S. Beckman
                                         -------------------------------------
                                          Name:     Joel S. Beckman
                                          Title:    Managing Member